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                                         VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
                                         222 NORTH LASALLE STREET
                                         CHICAGO, ILLINOIS 60601
                                         312-609-7500
                                         FACSIMILE: 312-609-5005

                                         OFFICES IN CHICAGO, NEW YORK CITY AND
                                         ROSELAND, NEW JERSEY

DEBORAH B. EADES
312-609-7661
deades@vedderprice.com

                                                                   July 31, 2007

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. James O'Connor

Re:  Aston Funds (the "Registrant" or the "Trust")
     1933 Act No. 33-68666
     1940 Act No. 811-8004
     Post-Effective Amendment No. 81

Dear Mr. O'Connor:

     On May 9, 2007, the Trust filed with the Securities and Exchange Commission (the "Commission") Post-Effective Amendment No. 81 under the Securities Act of 1933 to its Registration Statement on Form N-1A (the "Registration Statement") in connection with the Trust's offering of Class I Shares of Aston/Neptune International Fund and Class N Shares of Aston/LanderNorth Small Cap Growth Fund, Aston/ABN AMRO Global REIT Fund, and Aston/Resolution Global Equity Fund, each a series of the Trust (the "New Funds"). You provided comments on the Registration Statement in a telephone conference on June 27, 2007. The following sets forth those comments and the Trust's responses to them, except for comments that related solely to the LanderNorth Fund. As we discussed with the staff, the Trust intends to withdraw its offering of shares of the LanderNorth Fund at this time and has removed information relating to this series from the filing. All page references are for the Prospectus for the respective fund included in Post-Effective Amendment No. 81 filed with the Commission on May 9, 2007 pursuant to Rule 485(a) under the Securities Act of 1933.

GENERAL

1. COMMENT: Please confirm by supplemental response whether each New Fund's investment in exchange-traded funds and other investment companies would exceed the limits of Section 12(d)(1)(A) of the 1940 Act and whether the additional line item with respect to "acquired fund" fees and expenses is required.

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     RESPONSE: Registrant notes that the ability to invest in other investment companies is not a principal investment strategy of any of the New Funds and that the New Funds currently do not intend to invest in other investment companies in excess of the limits of Section 12(d)(1)(A). Indirect fees and expenses of acquired funds, if any, are estimated to be less than the amount that requires separate line item disclosure (i.e., less than .01%).

2. COMMENT: With respect to each New Fund, please confirm by supplemental response whether derivative instruments will be used for speculative purposes.

     RESPONSE: As discussed under "Additional Information Regarding Investment Strategies/Derivatives," the use of derivative instruments is not a principal investment strategy of the Funds. As disclosed in that section, the Funds may engage in derivatives primarily for hedging purposes, to maintain liquidity or in anticipation of changes in their portfolio composition. That section also states that derivative instruments will not be used for leverage purposes and will be covered. The Statement of Additional Information provides on page 2 that derivative instruments will not be used for purely speculative purposes.

3. COMMENT: Please update the discussion in the shareholder manual with respect to market timing policies and procedures to take into account the contracts now in place pursuant to Rule 22c-2.

     RESPONSE: Registrant notes that the effective date for implementing that portion of Rule 22c-2 relating to obtaining shareholder information from intermediaries is [October 27, 2007]. Registrant will make the requested change in the next post-effective amendment that it files that will become effective after [October 27, 2007].

4. COMMENT: With respect to Aston/Resolution Global Equity Fund and Aston/Neptune International Fund, please increase disclosure regarding the contractual waiver and its term in light of the relatively high expenses that the Funds are expected to incur absent such waivers.

     RESPONSE: Registrant believes that the disclosure clearly discloses the term of each waiver (i.e., July 31, 2008). Registrant has added disclosure regarding the asset level assumptions on which the estimates are based and disclosure advising shareholders that expenses would be higher absent the waivers.

USE OF RELATED PERFORMANCE

5. COMMENT: With respect to each New Fund, please discuss the basis for using related performance (i.e., the no-action letters relied on) by supplemental response. In addition, please confirm whether (i) all mutual funds and accounts following substantially the same investment

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objective and strategy of the fund are included in the related performance, and
(ii) performance is shown net of fees of the related accounts or of the expected fees and expenses of the New Funds.

     RESPONSE: The staff of the Commission has permitted the use of performance of similarly managed mutual funds or separately managed accounts.(1) In Salomon Brothers Asset Management, Inc., the applicant proposed to use the performance of an open-end collective investment vehicle that was not registered under the Investment Company Act of 1940, but whose shares were registered for sale outside the United States, in reliance on the Growth Stock Outlook and Nicholas Applegate letters.(2) In that letter, the staff noted that if differences exist between an unregistered fund and registered fund (e.g., if differences in valuation methods would result in materially different performance), then such performance would be misleading.(3) With respect to each New Fund, Registrant likewise proposes to use the performance of offshore collective investment vehicles and/or managed accounts. Each Subadviser (solely with respect to the new Fund that it will manage) has advised the Trust that they do not believe that there are material differences between the offshore products and the applicable New Fund that would materially alter the performance.

     With respect to each New Fund, the Registrant confirms that (i) the related performance includes all managed accounts (including offshore funds) that follow substantially the same investment strategy as the New Fund, and (ii) the performance is presented net of actual fees and expenses of the related account in the case of offshore funds and net of management fees in the case of separately managed accounts.

6. COMMENT: With respect to the related performance shown for ABN AMRO Global REIT Fund, please discuss the use of related performance of Participating Affiliates.

     RESPONSE: The disclosure has been revised to clarify that the related performance represents the performance of an offshore fund with substantially the same investment objective and strategy of the New Fund that is managed by the same portfolio management team. The disclosure also has been revised to clarify that the offshore fund is managed by an affiliate of the Subadviser and that the affiliate and the Subadviser are indirect wholly owned subsidiaries of the same parent.

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(1)  See, e.g., ITT-Hartford Mutual Funds (publicly available February 7,
     1997)(permitting use of performance of a registered "clone" fund); Growth Stock Outlook Trust, Inc. (publicly available April 15, 1986)(permitting the use of performance of similarly managed separate accounts in a closed-end fund prospectus); and Nicholas-Applegate Mutual Funds (publicly available August 6, 1996)(permitting the use of performance of similarly managed separate accounts in an open-end fund prospectus).

(2) See Salomon Brothers Asset Management Inc. and Salomon Brothers Asset Management Asia Pacific Limited (publicly available July 23, 1999). Applicant did not request the staff's assurance on this point, but requested no-action assurance solely with respect to a record-keeping issue.

(3)  See footnote 2 of the Commission staff's response letter.

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7. COMMENT: With respect to the Aston/Neptune International Fund, please discuss the basis for using a segment of a fund as related performance.

     RESPONSE: Based on discussions with the staff, Registrant has removed related performance for the Aston/Neptune International Fund. Registrant believes that the use of segmented reporting, in limited circumstances, can be appropriate and is considering pursuing no-action relief in this regard.

ASTON/ABN AMRO GLOBAL REIT FUND
ASTON/RESOLUTION GLOBAL EQUITY FUND

8. COMMENT: In light of the use of the name "global" in each Fund's name, please add disclosure indicating a significant level of investment outside the United States (e.g., 40% of assets) and disclosure indicating the number of countries in which the Fund will invest (i.e., no less than three).

     RESPONSE: In response to the staff's comments, Registrant has added the following disclosure:

          The Fund may invest without limit in securities of foreign issuers, and under normal conditions, will invest at least 30% of its assets in issuers located outside the United States. The Fund will invest in

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          securities of issuers located in several different countries throughout the world, in addition to the United States.

     Registrant believes that the foregoing disclosure is consistent with the policy rationale that underpins Rule 35d-1 and is consistent with market practice. Registrant notes that the foregoing disclosure had been accepted by the staff of other branches within the Division of Investment Management.

9. COMMENT: With respect to Aston/ABN AMRO Global REIT Fund, please clarify whether the Subadviser will use Participating Affiliates in connection with the management of the Fund.

     RESPONSE: Registrant has revised the disclosure to indicate that it will (versus may) use affiliates outside the United States in reliance on no-relief obtained by ABN AMRO regarding the use of "Participating Affiliates." See also Responses #5 and 6 above.

10. COMMENT: Consider adding disclosure regarding the tax treatment of REIT distribution as a principal risk factor.

     RISK: Registrant has added the following sentence as the last sentence to "REIT Risk": Distributions from REITs generally are taxed as ordinary income. See "Dividends, Distributions and Taxes."

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     Based on our discussions, we believe that the above responses should address the staff's concerns. If you have any questions or comments, please contact the undersigned at (312) 609-7661.

                                        Sincerely,


                                        /s/ Deborah Bielicke Eades
                                        ----------------------------------------
                                        Deborah Bielicke Eades

cc: Gerald Dillenburg
    Cathy O'Kelly, Esq.